Filed pursuant to Rule 424(b)(3)
File No. 333-255932
SUPPLEMENT DATED JANUARY 24, 2025 TO THE CURRENT
STATUTORY PROSPECTUS FOR:
Invesco Dynamic Credit Opportunity Fund
(the “Fund”)
This supplement amends the Statutory Prospectus of the above referenced fund and is in addition to any other supplement(s), unless otherwise specified. You should read this supplement in conjunction with the Statutory Prospectus and retain it for future reference.
The following is added as the third sentence in the section titled "Securities Offered" in the prospectus for the Fund:
All references in this prospectus to Class A shares shall include Class AX shares unless otherwise noted.
The following is added as the last sentence in the second paragraph in the section "Summary of Terms - The Fund" in the prospectus for the Fund:
All references in this prospectus to Class A shares shall include Class AX shares unless otherwise noted.
The following information replaces in its entirety the information under the section “Share Repurchase Program – Early Withdrawal Charges” in the prospectus for the Fund:
Early Withdrawal Charges
Certain repurchases of Class A Shares for shareholder accounts of $1 million or more may be subject to an early withdrawal charge. Class AX Shares, Class Y Shares and Class R6 Shares have no early withdrawal charges. Repurchases completed through an authorized dealer, intermediary, custodian, trustee or record keeper of a retirement plan account may involve additional fees charged by such person. The early withdrawal charge will be paid to Invesco Distributors. In determining whether an early withdrawal charge is payable, it is assumed that the acceptance of a repurchase offer would be made from the earliest purchase of Shares.
The following information replaces the first five paragraphs under the section “Distribution of Securities – How to Buy Shares” in the prospectus for the Fund:
How to Buy Shares
Class A Shares, Class Y Shares and Class R6 Shares are offered on a continuous basis through Invesco Distributors as principal underwriter. Shares may be purchased through members of FINRA who are acting as securities dealers (“dealers”) and FINRA members or eligible non-FINRA members who are acting as brokers or agents for investors (“brokers”). Dealers and brokers are sometimes referred to herein as authorized dealers. Authorized dealers may also designate other intermediaries to receive orders on the Fund's behalf.
Shares may be purchased on any business day by completing the account application form and forwarding it, directly or through an authorized dealer, intermediary, administrator, custodian, trustee, record keeper or financial adviser, or, if applicable, an intermediary’s authorized designee to the Fund’s shareholder service agent, Invesco Investment Services, Inc.
When purchasing Shares of the Fund, investors must specify the correct class of shares by selecting the correct Fund number on the account application form. Sales personnel of authorized dealers distributing the Fund’s Shares are entitled to receive compensation for selling such Shares and may receive differing compensation for selling different classes of shares.
The Adviser and/or Invesco Distributors may pay compensation (out of their own funds and not as an expense of the Fund) to certain affiliated or unaffiliated authorized dealers in connection with the sale or retention of Fund Shares and/or shareholder servicing. Such compensation may be significant in amount and the prospect of receiving, or the receipt of, such compensation may provide both affiliated and unaffiliated entities, and their representatives or employees, with an incentive to favor sales or retention of Shares of the Fund over other investment options. Any such payments will not change the net asset value or the price of the Fund’s Shares.
The offering price for Shares is based upon the next determined net asset value per Share (plus sales charges, where applicable) after an order is received timely by Invesco Investment Services, either directly or from authorized dealers, intermediaries, administrators, financial advisers, custodians, trustees or record keepers, or, if applicable, an intermediary’s authorized designee. Purchases completed through an authorized dealer, intermediary, administrator, custodian, trustee, record
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keeper or financial adviser may involve additional fees charged by such person. Orders received by Invesco Investment Services prior to the close of the Exchange, and orders received by authorized dealers, intermediaries, administrators, custodians, trustees, record keepers or financial advisers, or, if applicable, an intermediary’s authorized designee, in good order prior to the close of the Exchange that are properly transmitted to Invesco Investment Services, are priced based on the date of receipt. Orders received by Invesco Investment Services after the close of the Exchange, and orders received by authorized dealers, intermediaries, administrators, custodians, trustees, record keepers or financial advisers or, if applicable, an intermediary’s authorized designee, after the close of the Exchange or orders received by such persons that are not properly transmitted to Invesco Investment Services until after the time designated by Invesco Investment Services, are priced based on the date of the next determined net asset value per Share provided they are received timely by Invesco Investment Services on such date. It is the responsibility of authorized dealers, intermediaries, administrators, custodians, trustees, record keepers or financial advisers to transmit orders received by them to Invesco Investment Services so they will be received in a timely manner.
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